Mobilepro Corp.
401 Professional Drive, Suite 128
Gaithersburg, MD 20879

April 3, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Mobilepro Corp. Supplemental Comment Letter dated March 5, 2009
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
Form 10Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 0-51010

Dear Mr. Spirgel:

We have received your supplemental comment letter dated March 5, 2009 which sets forth your additional comments regarding our letter dated February 27, 2009 filed in response to your original comment letter dated January 22, 2009. The following sets forth your additional comments and our response to those comments relating to Note 3 – Disposition of Businesses, included in our quarterly report on Form 10Q for the period ended September 30, 2008:

1.
Refer to your response to prior comment 1. We note your statement that “In your opinion, the CLEC business is being marketed for sale at a price that is reasonable in relation to its current fair value.” In this regard, tell us the price range you are negotiating with the third party in regards to the sale of your CLEC business and how this price compares to the current fair value of the CLEC business. Also, we note that your price is based on publicly traded telecom companies. Tell us the names of the telecom companies used to determine the fair value of the CLEC business. Considering the current economic environment tell us why you believe that you meet all the criteria in paragraph 30 of SFAS 144 to continue classifying the CLEC business as discontinued operations. For your guidance, please refer to Paragraph A23 of Appendix A of SFAS 144.

Response:

The Company has marketed its CLEC Business at a price that ranged from $23.7 million to $26.4 million. Notwithstanding its marketing efforts, the Company was prepared to accept an offer below the lower end of the range, if necessary. The price range was established based upon expected earnings and multiples published in the US Telecom Industry Quarterly Newsletter for the third quarter of 2008 by Houlihan Lokey. Those multiples were based on the public company market values and operating statistics of companies in the CLEC industry. The companies included in the those statistics were Cbeyond, Cogent Communications, Global Crossing, Ibasis, ITC DeltaCom, Level 3, Paetec, TW Telecom, and XO Communications.  These “comparables” were distributed to attendees at Houlihan Lokey’s Telecom Industry Conference in New York City in November 2008. The price range at which we were marketing the CLEC Business was comparable to the fair value in the Company’s second and third  fiscal quarters and to the consideration negotiated with USA for  the CLEC Business

In our fiscal fourth quarter, we were in negotiations with one of the parties with whom we had discussions to sell our CLEC Business.  While the exact shape of a transaction (and whether a transaction will occur) remains unclear, we have nevertheless continued to seek a transaction for our CLEC Business.  We will assess the proper accounting for our CLEC Business based on these discussions and, if it appears that we will retain the CLEC Business (rather than divest it) we would reclassify the CLEC Business to continuing operations in the  fourth quarter of our fiscal year ending March 31, 2009.

In our response to your original comment letter, we indicated why we believed that we met the criteria in paragraph 30 of SFAS 144, which was the basis for our classification of the CLEC Business as discontinued operations in the second and third quarters of our fiscal year ending March 31, 2009. With respect to Example 11 set forth in paragraph 23 of Appendix A to SFAS 144, we do not believe our fact pattern matches the facts set forth in the example. In Example 11, a hypothetical company is selling a long-lived asset and, during the initial year, market conditions deteriorate. The seller reduces its price when it receives no offers to purchase its asset at the original price and continues to market the asset at a price that is deemed reasonable given the change in market conditions. The following year, when market conditions deteriorate further, the seller does not make additional reductions in its selling price because it believes market conditions will improve. At this point the seller can no longer classify its asset as discontinued operations because the absence of an additional price reduction indicates the assets are not available for immediate sale as required by paragraph 30(b) of SFAS 144. Further, paragraph 30(e) is not satisfied because the asset was held for sale at a price in excess of the current fair value and the company no longer met the conditions in paragraph 31(c) for an exception to the one year conditional limitation in classifying its asset as discontinued operations.

During the initial one year period in which we classified the CLEC Business as a discontinued operation, we did not hold our CLEC Business for sale and reduce the price following a decline in market conditions as indicated in the example. Rather, we entered into a contract to sell our ISP and CLEC Businesses to USA. The sale of the ISP Business closed shortly after the Company entered into the Purchase Agreement. The closing of the CLEC Business was to occur after the Company obtained the applicable regulatory approvals that were required to sell the CLEC Business. Prior to that time, USA gave notice that they intended to terminate the portion of the Purchase Agreement applicable to the CLEC Business. Thereafter, we attempted to compel USA to complete the transaction through the end of our 2008 fiscal year. We ultimately terminated the transaction following the end of our fiscal year when, despite our ongoing discussions with USA, it became apparent that USA would likely not complete the transaction in accordance with the terms of the Purchase Agreement.

During fiscal 2009 we began to search for an alternate buyer and attempted to sell the CLEC Business at a price that we believe reflected fair value.  As previously indicated, we would have strongly considered accepting consideration somewhat below the marketed range if a legitimate, written, funded offer had been received.

2.
We note your response to prior comment 2. You state that “Other than changes in the current economic environment, which affects each company differently, there have been no significant adverse changes.”  We believe that the changes in the current economic environment together with your inability to sell the CLEC business and the entities continuing decline in revenues are indicators that would require you to perform an impairment test between annual tests. Tell us how you concluded that these changes in events and circumstances would not “more likely than not” reduce the fair value of the CLEC business and therefore you did not need to perform an impairment test as of December 31, 2008.  Refer to paragraph 28 of SFAS 142 in your response.

Response:

Paragraph 28 of SFAS 142 states that “goodwill shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” Examples of such events or circumstances are listed in paragraph 28, the majority of which were not present in the Company’s third fiscal quarter. One example provided in paragraph 28(a) however indicates “a significant adverse change in legal factors or in the business climate” could be indicative of such events or circumstances.

At the end of November 2008, the Company used multiples from the US Telecom Industry Quarterly Newsletter for the third quarter of 2008 published by Houlihan Lokey referred to above as continuing support for the Company’s selling price of its CLEC Business. That price was in excess of the carrying value of the CLEC Business. In addition, the operating income of the CLEC Business increased in the both the three months and nine months ended December 31, 2008 compared to the same periods in the prior year. These factors led us to the conclusion that a further test of the carrying value for impairment was not necessary as of December 31, 2008. The Company plans to perform a formal impairment test of goodwill and record any necessary adjustments as of the end of the Company’s fiscal year.

Please let us know if you have any further questions regarding our response to your comments. I can be reached at 216-986-2745.

Sincerely,

/s/ Donald Paliwoda

Donald Paliwoda
Chief Accounting Officer